Exhibit 3.1
CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
DASAN ZHONE SOLUTIONS, INC.

Pursuant to Section 242 of the General
Corporation Law of the State of Delaware

DASAN Zhone Solutions, Inc., a corporation duly organized and validly existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:
1. The name of the Corporation is DASAN Zhone Solutions, Inc.
2. The Restated Certificate of Incorporation of the Corporation, as amended through September 9, 2016, is hereby amended as follows:
The first sentence of Article IV thereof is amended so that, as amended, such sentence shall read in its entirety as follows:
“The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is Sixty-One Million (61,000,000) shares, of which:
Thirty-Six Million (36,000,000) shares, par value $.001 per share, shall be shares of common stock (the “Common Stock”); and
Twenty-Five Million (25,000,000) shares, par value $.001 per share, shall be shares of preferred stock (the “Preferred Stock”).”
Paragraph A of Article IV thereof is amended so that, as amended, such Paragraph A shall read in its entirety as follows:
“(A) Common Stock. Except as (1) otherwise required by law or (2) expressly provided in this Restated Certificate of Incorporation (as amended from time to time), each share of Common Stock shall have the same powers, rights and privileges and shall rank equally, share ratably and be identical in all respects as to all matters. Upon the filing and effectiveness of this amendment to the Corporation’s Restated Certificate of Incorporation (the “Effective Time”), each share of Common Stock of the Corporation issued and outstanding or held as treasury shares immediately prior to the Effective Time (the “Old Shares”) shall automatically be reclassified and continued, without any action on the part of the holder thereof, as one-fifth (1/5th) of one share of Common Stock (the “Reverse Stock Split”). The Corporation shall not issue fractional shares in connection with the Reverse Stock Split. Holders of Old Shares who would otherwise be entitled to receive a fraction of a share on account of the Reverse Stock Split shall receive, upon surrender of any stock certificates formerly representing the Old Shares, in lieu of such fractional share, an amount in cash equal to the product of (i) the average closing price per share of the Common Stock as reported by the Nasdaq Capital Market for the five (5) trading days immediately preceding the Effective Time, by (ii) the number of Old Shares held by such holder that would otherwise have been exchanged for such fractional share interests.”
3. This Amendment of the Restated Certificate of Incorporation was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware. On January 4, 2017, the Board of Directors of the Corporation duly adopted resolutions setting forth the Amendment, declaring its advisability and calling for submission of the Amendment to the stockholders of the Corporation for vote at a special meeting. The stockholders approved the Amendment at the special meeting of stockholders held on February 27, 2017.
IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by its Chief Financial Officer this 28th day of February, 2017.

DASAN ZHONE SOLUTIONS, INC.

By:	/s/ KIRK MISAKA
Kirk Misaka Chief Financial Officer